UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.
(Name of Subject Fund (Issuer))

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.
(Names of filing Person (Offeror and Issuer))

Class D Shares of Common Stock
(Title of Class of Securities)

854940 103

(CUSIP Number of Class of Securities)

Class S Shares of Common Stock
(Title of Class of Securities)

854940 301

(CUSIP Number of Class of Securities)

Class I Shares of Common Stock
(Title of Class of Securities)

854940 202

(CUSIP Number of Class of Securities)

Class SP Shares of Common Stock
(Title of Class of Securities)

854940 400

(CUSIP Number of Class of Securities)

Brett A. Hickey
Chief Executive Officer and President
Star Mountain Lower Middle-Market Capital Corp.
140 E. 45th Street
New York, New York 10017
Tel: (646) 787-0300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to
Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Telephone: (212) 698-3525 Email: Richard.Horowitz@dechert.com	Alexander Karampatsos, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 Telephone: (202) 261-3402 Email: Alexander.Karampatsos@dechert.com

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4
	☐	Going-private transaction subject to Rule 13e-3
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Star Mountain Lower Middle-Market Capital Corp., an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Company”), to purchase for cash up to 248,117.450 shares of its common stock, par value $0.001 per share, including Class D shares of common stock (the “Class D Shares”), Class S shares of common stock (the “Class S Shares”), Class I shares of common stock (the “Class I Shares”) and Class SP shares of common stock (the “Class SP Shares”, and together with Class D Shares, Class S Shares and Class I Shares, the “Shares”), which represents 2.5% of the number of Shares outstanding as of June 30, 2026, which is 9,924,697.976 Shares, at a price per Share equal to its net asset value per Share as of September 30, 2026 on the terms and conditions set out in the Offer to Purchase, dated August 31, 2026 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Notice of Intent to Tender (the “Notice of Intent,” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). As of the close of business on June 30, 2026, there were 5,273,673.969 Class I Shares outstanding and 4,651,024.007 Class SP Shares outstanding and no Class D Shares or Class S Shares outstanding. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Notice of Intent, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.
SUMMARY TERM SHEET.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

ITEM 2.
SUBJECT COMPANY INFORMATION.
(a)
Name and Address. The name of the issuer is Star Mountain Lower Middle-Market Capital Corp. The address and telephone number of the issuer’s principal executive offices are: 140 E. 45th Street, New York, NY 10017 and (646) 787-0300.
(b)
Securities. The subject securities are the Company’s shares of common stock, par value $0.001 per share. As of August 31, 2026, there were 10,036,598.083 Shares issued and outstanding.
(c)
Trading Market and Price. The Shares are not currently traded on an established trading market.
ITEM 3.
IDENTITY AND BACKGROUND OF FILING PERSON.
(a)
Name and Address. The filing person and subject company to which this Schedule TO relates is Star Mountain Lower Middle-Market Capital Corp. The address and telephone number of the Company is set forth under Item 2(a) above. The names of the directors and executive officers of the Company are as set forth in the Offer to Purchase under the heading “Section 10-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of the Company are: c/o Star Mountain Lower Middle-Market Capital Corp., 140 E. 45th Street, New York, NY 10017 and (646) 787-0300.
ITEM 4.
TERMS OF THE TRANSACTION.
(a)
Material Terms. The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1-Number of Shares; Purchase Price; Cutbacks,” “Section 2-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 3-Procedures for Tendering Shares,” “Section 4-Withdrawal Rights,” “Section 5-Purchase of Shares and Payment of Purchase Price,” “Section 6-Conditions of the Offer,” “Section 8-Source and Amount of Funds,” “Section 10-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” “Section 13-Material U.S. Federal Income Tax Consequences,” and “Section 14-Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.

(b)
Purchases. None of our directors, executive officers or, to our knowledge, any of our affiliates intend to tender any Shares in the Offer. Therefore, the Offer will increase the proportional holdings of our affiliates.

See “Section 2-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” of the Offer to Purchase.

ITEM 5.
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)
Agreements Involving the Subject Fund’s Securities. Information regarding agreements involving the Company’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 10-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.” The Company does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Company and any other person with respect to the Company’s securities.
ITEM 6.
PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)
Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”
(b)
Use of Securities Acquired. Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”
(c)
Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 7-Distributions,” and “Section 10-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.”
ITEM 7.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)
Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 8-Source and Amount of Funds.”
ITEM 8.
INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)
Securities Ownership. The information under the heading “Section 10-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
(b)
Securities Transactions. The information under the heading “Section 10-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
ITEM 9.
PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)
Solicitations or Recommendations. The information under the headings “Summary Term Sheet” and “Section 15-Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
ITEM 10.
FINANCIAL STATEMENTS.
(a)
Financial Information.
(1)
Reference is made to the audited financial statements of the Company for the fiscal year ended December 31, 2025, which were prepared by the Company and filed with the Securities and Exchange Commission (“SEC”) on March 31, 2026. Such financial statements are incorporated herein by reference in their entirety.
(2)
Reference is made to the unaudited financial statements included in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2026, which was prepared by the Company and filed with the SEC on August 13, 2026. Such financial statements are incorporated herein by reference in their entirety.

(3)
Not applicable.
(4)
Net asset value per Class I Share of $23.34 and Class SP Share of $23.34 on June 30, 2026.
(b)
Pro Forma Financial Information. The Company’s assets will be reduced by the amount of the tendered Shares that are purchased by the Company. Thus, income relative to assets may be affected by the Offer.
ITEM 11.
ADDITIONAL INFORMATION.
(a)
Agreements, Regulatory Requirements and Legal Proceedings.
(1)
The information under the heading “Section 10-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.
(2)
The information under the heading “Section 12-Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(3)
Not applicable.
(4)
Not applicable.
(5)
None.
(b)
Other Material Information. The information set forth in the Offer to Purchase and the Notice of Intent, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12A. EXHIBITS

(a)(1)(A)	Offer to Purchase, dated August 31, 2026.
(a)(1)(B)	Notice of Intent to Tender.
(a)(1)(C)	Notice of Withdrawal of Tender.
(a)(1)(D)	Form of Promissory Note.
(a)(5)(A)	Form of Letter to Stockholders in connection with the Company’s acceptance of tenders of Shares.
(a)(5)(B)	Form of Letter to Stockholders in connection with the Company’s calculation of net asset value of Shares.
(b)(1)(A)

Loan and Servicing Agreement, dated as of July 2, 2021, by and among Star Mountain Lower Middle-Market Corp., as borrower, the lenders party thereto and Sterling National Bank, in its capacities as collateral agent and administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-56259), filed on July 15, 2021)

(b)(1)(B)

First Amendment to Revolving Credit Agreement, dated as of November 10, 2021, by and among the Company, as Borrower, and Sterling National Bank, as Administrative Agent and the Letter of Credit Issuer, and the Lenders party thereto (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on November 12, 2021)

(b)(1)(C)

Second Amendment to Revolving Credit Agreement, dated as of January 12, 2022, by and among the Company, as Borrower, and Sterling National Bank, as Administrative Agent and the Letter of Credit Issuer, and the Lenders party thereto (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on January 14, 2022)

(b)(1)(D)

Amendment to Loan and Servicing Agreement and Joinder Agreement, dated as of May 6, 2022, by and among the Company, as Borrower, and Webster Bank, N.A. (f/k/a Sterling National Bank), as Administrative Agent and the Letter of Credit Issuer, and the Lenders party thereto (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on May 12, 2022)

(b)(1)(E)

Second Amendment to Loan and Servicing Agreement, dated as of September 16, 2022, by and among the Company, as Borrower, and Webster Bank, N.A. (f/k/a Sterling National Bank), as Collateral Agent, Administrative Agent, Swing Lender, and Sole Lead Arranger, and Lenders party thereto (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on September 20, 2022)

(b)(1)(F)

Fourth Amendment to Loan and Servicing Agreement, dated as of May 9, 2024, by and among the Company, as Borrower, and Webster Bank, N.A. (f/k/a Sterling National Bank), as Collateral Agent, Administrative Agent, Swing Lender, and Sole Lead Arranger, and Lenders party thereto (incorporated by reference to the Company’s Current Report on Form 10-Q filed with the SEC on May 15, 2024)

(b)(1)(G)

Fifth Amendment to Loan and Servicing Agreement, dated as of June 27, 2025, by and among the Company, as Borrower, and Webster Bank, N.A. (f/k/a Sterling National Bank), as Collateral Agent, Administrative Agent, Swing Lender, and Sole Lead Arranger, and Lenders party thereto (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on July 1, 2025)

(b)(1)(H)

Note Purchase Agreement, dated as of January 2, 2026, between the Company and the purchasers party thereto (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on January 2, 2026)

(b)(1)(I)

Note Purchase Agreement, dated as of August 6, 2026, between the Company and the purchasers party thereto (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on August 12, 2026)

(b)(1)(J)

Sixth Amendment to Loan and Servicing Agreement, dated as of August 13, 2026, by and among the Company, as Borrower, and Webster Bank, N.A. (f/k/a Sterling National Bank), as Collateral Agent, Administrative Agent, Swing Lender, and Sole Lead Arranger, and Lenders party thereto (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on August 19, 2026)

ITEM 12B. FILING FEES

Filing fee table

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2026

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.

By: /s/ Brett A. Hickey Name: Brett A. Hickey Title: Chief Executive Officer and President